SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment #1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medical Technology Systems, Inc.

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(Name of Issuer)

Common Stock, $.01 par value

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(Title of Class of Securities)

5846 2R 505

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(CUSIP Number)

December 31, 2003

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

CUSIP No.   493732 101                                       Page 2 of  3

1	NAME OF REPORTING PERSON Michael P. Conroy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 326,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 326,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON*

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   493732 101                                       Page 3 of  3

This Amendment No. 1 to Schedule 13G is being filed on behalf of Michael P. Conroy relating to the common stock $.01 par value (the "Common Stock") of Medical Technology Systems, Inc., a Delaware corporation (the "Issuer").  The terms defined in the Schedule 13G shall have the same meaning when used herein.  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as amended.  Only those items reported herein are amended.  All other items remain unchanged

Item 4.    Ownership

        (a)           Amount Beneficially Owned (describe):  Of the 326,000 shares reported pursuant to this Schedule 13G; 220,000 shares are subject to options exercisable within 60 days of the calendar year end; and 106,000 shares are owned directly by Mr. Conroy.

       (b)           Percent of Class:  6.7%, based on the 4,648,287 outstanding shares as reported in the Issuer's Form S-3 filed January 26, 2004.

      (c)           Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:  326,000

(ii)           Shared power to vote or to direct the vote:  -0-

(iii)          Sole power to dispose or to direct the disposition of:  326,000

(iv)          Shared power to dispose or to direct the disposition of:  -0-

Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [X]

 As a result of his sale of 100,000 shares of Common Stock on February 10, 2004 the reporting person's interest in the issuer has dropped below 5% to 4.6%. As a result, the reporting person's Schedule 13G filing requirement has terminated.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2003_________                               /s/Michael P. Conroy

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                                                                                                    Signature

                                                                                                    Michael P. Conroy

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                                                                                                      Name/Title